GlaxoSmithKline plc 980 Great West Road Brentford Middlesex TW8 9GS Tel: +44 (0)20 8047 5000 www.gsk.com 24 September 2010

BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
United States

Re:	GlaxoSmithKline plc Annual Report on Form 20-F for the Fiscal Year Ended 31 December 2009 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 13 August 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 001-15170) (the “2009 Annual Report”) that we filed with the Commission on 1 March 2010.  This letter contains our responses to the Staff’s comments.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Products, intellectual property and competition
Patents, page 12

1.
You disclose the near-term expiration of patents protecting leading products in your Pharmaceutical Division, particularly the USA expirations in 2010 for Seretide/Advair, which produced turnover of £5 billion in 2009.  For several drug products, such as Valtrex, patents have already expired.  You also assert that “following loss of patent protection, generic products rapidly capture a large share of the market, particularly in the USA.”  Please revise your disclosure in your “financial review” section to discuss in quantitative and qualitative terms, the impact that expirations of materially important patents have had on your results of operations and liquidity in the periods presented and the reasonably likely impact expected to occur in future periods.

We note that our 2009 Annual Report contains certain disclosure regarding the impact that expirations of material patents have had on our results of operations and liquidity.

Registered in England & Wales No. 3888792 Registered office 980 Great West Road Brentford, Middlesex. TW8 9GS

For example, with respect to our results of operations, we discuss, in the financial review on pages 28 and 30 of the 2009 Annual Report, the impact the most significant patent expiries had on the sales of the affected products, including Valtrex, in 2009.  The table on page 29 presenting sales by major product in 2009 and 2008, together with growth rates, also reflects the impact of these patent expiries on an individual-product basis.  While we do not maintain full profit and loss accounts by product and thus are not able to present a product-level analysis of the impact of patent expiries on profits, we do discuss on page 33 the impact of generic competition generally on gross margin and operating profit.

Regarding our liquidity, we discuss on pages 39 to 41 of the 2009 Annual Report our significant operating cash inflow for 2009 and our strong liquidity position at 31 December 2009.  The cash inflows and liquidity position take account of the impact of generic competition during the year.  As confirmed on page 40, we believe that future operating cash flows and the ability to access other sources of finance from various markets and financial institutions will be sufficient for our liquidity needs, subject to the Risk Factors noted on pages 43 to 47.

Although we provide information regarding the effects of generic competition on the periods under review, our ability to provide disclosure on future periods is limited.  Predicting when generic competition will arise and the impact it may have is inherently difficult, as the timing and effect of generic competition depends on a number of variables, including the actions of generic manufacturers and regulatory authorities, over which we have little or no control.  It is even more challenging to foresee the introduction of generic competition in respect of biological and respiratory products in the USA, as the regulatory requirements for gaining approval for a generic product in these areas are less well-defined than for other pharmaceutical products.  The outlook for the entry of generic or “follow-on” competition to Seretide/Advair is complicated by this regulatory uncertainty.  In particular, while our combination patent for Seretide/Advair has expired in the USA this year, Seretide/Advair is also protected, as the product table on page 12 of the 2009 Annual Report indicates, by US patents on the delivery device “Diskus” in various forms until 2016.  We have not been notified of the acceptance by the FDA of any application for a “follow-on” product that refers to Seretide/Advair and contains the same active ingredients (as would be expected to precede the introduction of a competing product).  We therefore do not expect US market entry of any such “follow-on” product in 2010.  However, in light of the uncertainty about the regulatory pathway for and classification of such a product (substitutable/“true” generic as opposed to non-substitutable/“branded” generic), we are unable to predict when such market entry will occur or its likely impact.

In light of the foregoing, we respectfully submit that our current disclosure regarding the impact of the expirations of material patents, which explains, and quantifies where possible, the impact of generic competition to our products for the periods under review, contains as much useful information as we are able to provide.  In future filings, however, we intend, given the significance of Seretide/Advair sales to us and in light of the Staff’s comment, to include disclosure substantially similar to the following (updated as appropriate) in the “Outlook” section of the Business review in future filings:

“The US patent for compositions containing the combination of active substances in Seretide/Advair expired during 2010, but various patents over the Diskus delivery device exist for a number of years up to 2016.  The outlook for the timing and impact of entry of “follow-on” competition is uncertain.  GSK has not been notified of any acceptance by the US FDA of an application for a “follow-on” product that refers to Seretide/Advair and contains the same active ingredients (as would be expected to precede the introduction of such a product), and is not able to predict when this may occur or when any such “follow-on” product may enter the US market.”

Research and development, page 15

2.
Disclose your criteria for deeming a late stage project listed on page 18 as “key.”  For each of these projects and those on pages 189 to 192 that you deem significant, disclose the following information.

●	The costs incurred by you during each period presented and to date on the project, including costs reimbursements to your collaboration partners;

●	The nature, timing and estimated costs to be incurred by you necessary to complete the project, particularly for those projects designated as “Filed” and “Phase 3;”

●	The period in which material net cash inflows from significant projects are expected to commence, particularly for those projects designated as “Approved”; and

●
The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity, if the project is not completed on a timely basis.

Include a description of your criteria for deeming a project to be significant.  For those pipeline projects that you do not consider significant, summarize the amounts charged to expense for each period by therapeutic category.  Also, provide a general estimate of the nature, timing and costs necessary to complete these projects.

The “key” projects listed in the table on pages 18 and 19 of the 2009 Annual Report are those in the “late stage pipeline”, which is defined as projects (i) in “phase III”, the final stage before submission to regulatory authorities for approval, (ii) in registration or (iii) very recently approved.  The tables on pages 195 to 198 provide details of compounds in development, including the types of compounds, the principal indications for which they are being developed and regulatory milestones achieved to date. We do not believe any additional detailed disclosure, including forward-looking information regarding the possible commercialisation of any product, would be appropriate.  As set out in the “Risk factors” section on page 43, the likelihood of any compound in development being successfully launched is subject to many scientific, regulatory and manufacturing risks and uncertainties.  Accordingly any information about when or if a particular compound is likely to be launched, potential sales values that could be achieved, or the other detailed information sought would be speculative and therefore potentially misleading to investors.  In order to make the existence of such risks and uncertainties clearer to readers in the future, we intend to include a cross reference to “Risk factors” in the discussion on research and development (“R&D”), in future filings.

3.
On page 3, you projected an 11% rate of return for R&D investments made in your late stage pipeline and a 14% expected long-term rate of return for R&D.  Please explain to us how you computed the rate of return for R&D investments.  Revise your disclosure to explain the relationship between the assumptions underlying this financial measure and the expected commercialization of your drug development pipeline.

As indicated on page 3 of the 2009 Annual Report, 11% is an estimate of the projected rate of return on our late stage pipeline, which includes products launched from 1 January 2007 and compounds in phases IIb and III of the development process.  The estimate covers a broad range of products and compounds and is intended to give an indicative view of the overall return possible from these products and compounds for comparison with industry averages and to provide a benchmark for measuring improvements in our R&D efficiency over the long term.

The calculation is based on actual sales for the relevant products for 2007 to 2009 and forecasts of future sales up to 2030 for the relevant products and compounds still in development.  The forecasts of future sales are probability adjusted to reflect the expected failure of a portion of the products.  The costs included in the calculation represent a broad allocation of overall R&D costs for the portfolio, split by stage of development, from 2001 (1992 for vaccines) to 2009 and estimates of R&D costs related to the relevant products and compounds for subsequent years, together with estimates of infrastructure costs.  To these costs, actual and estimated future milestone payments on those products and compounds that are subject to in-licensing agreements are added.  Various estimates, based on our historical performance, of profit margins, capital investment and working capital requirements, are also factored into the calculation.

We intend to include in future filings a summary of the calculation methodology for this measure substantially as follows (and updated as necessary):

“The projected rate of return on GSK’s late stage pipeline includes products launched from 1 January 2007 and compounds in phases IIb and III of the development process.  The calculation is based on actual sales from 2007 to 2010 and forecast sales for the relevant products up to 2030, adjusted to reflect standard industry failure rates.  The cost base used in this calculation comprises an estimate of attributable R&D costs and actual and projected milestone payments where appropriate.  Estimated profit margins, capital investment and working capital requirements are factored into the calculation, based on GSK’s historical performance.”

4.
On page 77, you describe a bonus measure for R&D employees that “fairly reflects R&D productivity and performance as well as performance against profit targets.”  Please explain to us how you computed this bonus measure for R&D employees.  Revise your disclosure to explain the relationship between the assumptions underlying this bonus measure and the expected commercialization of your drug development pipeline.

Included in the 2009 Annual Report is the Remuneration Report of our Remuneration Committee.  The Remuneration Report contains all the information on compensation required under UK reporting rules, which focus on the remuneration of directors and senior management and do not require detailed disclosure on broadly available compensation programmes.  Accordingly, the Remuneration Report describes the types of compensation that may be awarded to directors and senior management, including those in the R&D function, and provides detailed disclosure on the amount and form of compensation given to each of our directors during the periods under review.  The Remuneration Report also discloses the aggregate compensation paid to our directors and senior management in accordance with Item 6.B of Form 20-F.  The Remuneration Report does not describe in detail the operation of more wide-ranging employee bonus plans, such as the bonus measure available to a large number of our R&D employees that is linked more closely to R&D productivity and less to pure financial performance.  We do not believe that elaborating on this R&D bonus measure in particular would be appropriate given that it does not represent a significant percentage of the aggregate annual compensation we pay our employees.

5.
On page 7, you indicate that you externalized 30% of your discovery research with 47 third party partners.  Please quantify the magnitude of this external discovery research that is included in your research and development expenses for each period presented.  Explain and quantify how you expect these programs to impact your future revenues for each therapeutic area.  In addition, disclose the following information for your arrangements with each third party partner that are significant.  Include a description of your criteria for deeming an arrangement to be significant.

●
Disclose the contractual terms underlying each arrangement, including your obligations to make upfront license fee, milestone, cost reimbursements and other payments and the corresponding obligations of your partners.

●	Quantify payments made and received under these contractual arrangements for each period presented.

●	Quantify the development costs capitalized for each period presented.

●	Describe your accounting treatment for these arrangements.

●	For contractual arrangements with multiple deliverables, disclose your basis for concluding that the specific contractual payments reflect the fair value of the associated deliverables.

●
Disclose how you determine whether an upfront or milestone payment to a third party relates to research, development or both activities.  In particular, explain the factors determining when third party research activities stop and development activities commence and the resulting impact on your accounting for these activities.

●	Disclose the degree of discovery research risk transfer to your 47 partners and the existence of buy-back options held by either party to the arrangement, if any.

For the remainder of the arrangements with your third party partners that you do not consider significant, summarize the number of arrangements and the amounts charged to expense for each period by therapeutic category.  Also, provide a general estimate of the nature, timing and costs necessary to complete these discovery research programs.

The 30% of discovery research referred to on page 7 of the 2009 Annual Report refers to the percentage of projects in our discovery portfolio, which is just one element of our overall R&D effort, that are the subject of collaborations with third parties.  We enter into these collaboration agreements in the normal course of our business to obtain access to as wide a range of scientific knowledge as possible and to reduce risk in our research process.  We expect, based on standard industry failure rates, that many of these projects will not ultimately result in the launch of a new product.

Accordingly we believe that providing details of individual contract terms and the other information requested would result in excessive additional disclosures that would not be meaningful to investors.  If we were to determine in any future period that the costs associated with any of these agreements had become material to us, we would disclose the relevant details of such arrangement at that time.

6.
You disclose £12.3 billion of commitments to make milestone payments under licenses and alliances at December 31, 2009 in Note 39.  Please disclose the relationship between these commitments and your programs to externalize discovery research.

The £12.3 billion in commitments to make milestone payments disclosed on page 151 of the 2009 Annual Report represents the maximum amount that we would pay in the event that all products reach every milestone.  Of this amount, £7.2 billion relates to the externalised projects in the discovery portfolio referred to in our response to comment 5 above.  Given the significance of the portion of the total commitments that relates to externalised projects, and in light of the Staff’s comment, we intend to separately disclose this element of the total milestone commitments in the narrative element of the “Contractual obligations and commitments” section of the Financial review in future filings.

Notes to the financial statements
Note 2: Accounting principles and policies
Revenue, page 101

7.
Your policy disclosure indicates that revenue may be recognized for product when it is made available to external customers against orders received.  Although you mention the impact of the CDC’s withdrawal of hepatitis vaccines for its stockpile on page four of your July 21, 2010 press release announcing your operating results for the second quarter of 2010, it is unclear whether you maintain that stockpile for the CDC.  Please explain to us your revenue recognition policy for product ordered by customers but not shipped to them and reference for us the authoritative literature you rely upon to support your accounting.  In your response, please differentiate between governmental stockpile transactions and any other customer transactions and, at a minimum, please provide the following information:

●	Please explain to us the material terms of these arrangements, including when product is shipped to the customer;

●	Please provide us your understanding of your customers’ business purpose for accepting title to product that remains in your possession;

●
Please explain to us how you transferred the significant risks and rewards of ownership of the goods and how you retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold as required by paragraphs 14(a) and 14(b) of IAS 18;

●	Please explain how you meet the criteria for ‘bill and hold’ transactions identified in paragraph 1 of the Appendix to IAS 18; and

●
To the extent you participate in government stockpile arrangements, please explain to us whether you undertake any obligation to rotate stock into the stockpile to maintain currently dated product.  If so, please:

o	Explain whether you receive compensation for the service of rotating the stock and, if so, how you account for that compensation;

o	Explain whether you receive payment for the new inventory rotated into the stockpile and, if so, how you account for that payment;

o	Explain whether you can sell the inventory rotated out of the stockpile and your accounting for that inventory;

o
Considering the contingent nature of government stockpiles and that the government may never tap the stockpile, explain how you can assert that it is probable that delivery will be made as stipulated in paragraph 1(a) of the Appendix to IAS 18.

Arrangements for products to be supplied on a “bill and hold” basis, including those made to the US Centers for Disease Control and Prevention (“CDC”) in relation to agreed vaccine stockpiles, are not a significant element of our sales in a year.  Where such arrangements with a sales value of £10 million or more are made, a “bill and hold” review is carried out and is subject to an internal approval process to ensure appropriate recognition.  The review takes account of the factors set out in paragraph 1 of the appendix to IAS 18 ‘Revenue’.  As each “bill and hold” arrangement is unique, it is not possible to generalise about certain of their characteristics, such as the customer’s purpose for entering into the arrangement.

We maintain stockpiles of certain vaccine products for the CDC under a storage and rotation contract.  This contract includes the requirement to rotate inventory, for which a separate quarterly fee is received; this fee is recorded as revenue as it is earned.  A sale is recognised when the product is first put into the stockpile, but no further entries are made for normal rotation of the product.  On rare occasions, usually to mitigate a short-term critical market shortage of a particular vaccine, the CDC directs us to withdraw certain of the product from the stockpile and release it for sale to third parties.  When this happens we issue a credit to the CDC and record a reduction in revenue.  We record revenue when we sell the product withdrawn from the stockpile to third parties and then, at a later date, further revenue is recognised on the replenishment of the stockpile, up to the agreed volume.  The annual movements in the value of product held in the stockpile for the CDC in 2008 and 2009 were not material to us.  The balances at the end of each of 2007, 2008 and 2009 were $78 million, $83 million and $81 million, respectively.

The appendix to IAS 18, which does not form part of the Standard, provides guidance and examples relating to certain revenue recognition issues.  The appendix notes that the examples focus on particular aspects of a transaction and are not a comprehensive discussion of all the relevant factors that might influence the recognition of revenue.  Government vaccine stockpile programmes are unique in many respects.  The primary objective of purchasing the vaccines is not to take delivery but rather to be able to require delivery at a moment’s notice.  The hope of both parties is that the vaccine is never needed and thus never delivered.  In determining an appropriate recognition policy in relation to sales made into stockpile for the CDC, we have considered the guidance given in the appendix to IAS 18 and consider the earnings process to be complete notwithstanding the uncertainty over when the product may be delivered to the end user.  We believe that this is also consistent with the requirements of SEC Release No. 33-8642 (5 December 2005) (“Commission Guidance Regarding Accounting for Sales of Vaccines and Bioterror Countermeasures to the Federal Government for Placement into the Pediatric Vaccine Stockpile or the Strategic National Stockpile”), which deals specifically with such sales.

While over the course of a year we do not believe these stockpile transactions will have a material effect on our results and thus do not propose including additional disclosure in future annual reports, they occasionally cause short-term fluctuations to US vaccines sales that are worthy of note in a quarterly results announcement.

Note 14: Taxation, page 116

8.
You disclose that unremitted profits at December 31, 2009 were £29 billion and that the estimated incremental liability from the repatriation of these profits was £500 million.  Please revise your disclosure to clarify why the apparent effective incremental tax rate on these unremitted profits is only approximately 1.7%.  In this regard, please clarify whether you would be entitled to a credit for income taxes paid in foreign jurisdictions.

The apparent effective incremental tax rate on the unremitted profits referred to above is only approximately 1.7% due to the application of the UK Dividend Exemption, which provides, subject to certain exceptions, an exemption for tax for most repatriated profits.  To clarify this point in our future filings in light of the Staff’s comment, we intend to provide disclosure substantially in the form of the following (and updated as necessary):

“The aggregate amount of these unremitted profits at the balance sheet date was approximately £x billion (2009 – £29 billion).  The deferred tax on unremitted earnings at 31st December 2010 is estimated to be £x million, which relates to taxes payable on repatriation and dividend withholding taxes levied by overseas tax jurisdictions.  The UK Dividend Exemption provides for exemption from tax for most repatriated profits, subject to certain exceptions.”

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In addition to the foregoing comments, the Staff’s comment letter sought a statement regarding the following matters from us.  Accordingly, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Yours sincerely,

/s/ JS Heslop

JS Heslop
Chief Financial Officer

cc:
Mr. Frank Wyman, Securities and Exchange Commission
Mr. Mark Brunhofer, Securities and Exchange Commission
Mr. Andy Kemp, PricewaterhouseCoopers LLP
Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP